October 11, 2012

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Santarus, Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed March 5, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 7, 2012
File No. 000-50651

Dear Mr. Rosenberg:

We are in receipt of the Staff’s letter dated September 13, 2012 with respect to the Form 10-K for the year ended December 31, 2011 referenced above filed with the Commission on March 5, 2012 and the Form 10-Q for the quarter ended June 30, 2012 also referenced above filed with the Commission on August 7, 2012. We are responding to the Staff’s comments on behalf of Santarus, Inc. (“Santarus” or the “Company”) as set forth below.

For ease of reference, we have set forth the Staff’s comments and Santarus’ responses below.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3. Significant Agreements, page F-21

1.	Please provide us an analysis of how you concluded that the commercialization agreement with Depomed and the license agreement with CHRP and Shore qualified as business combinations under ASC 805. Please include the inputs and processes acquired that you identified in your analysis. Provide us reference to the authoritative literature on which you relied.

October 11, 2012

Santarus’ Response:

The revised authoritative guidance for business combinations, Accounting Standards Codification 805 (“ASC 805”), provides guidance on the accounting and reporting for transactions that represent business combinations to be accounted for under the acquisition method. ASC 805 defines a business combination as, “A transaction or other event in which an acquirer obtains control of one or more businesses.” ASC 805-10-55-4 defines a business as follows:

“A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a.	Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b.	Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c.	Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

The August 2011 commercialization agreement with Depomed, Inc. granted the Company exclusive commercialization rights to Glumetza prescription products (“Glumetza”) in the U.S. Similarly, the December 2011 license agreement with Cowen Healthcare Royalty Partners, L.P. and Shore Therapeutics, Inc. granted the Company exclusive commercialization rights to Fenoglide prescription products (“Fenoglide”) in the U.S. Prior to the execution of the above agreements (the “Agreements”), both Glumetza and Fenoglide prescription products (collectively, the “Products”) had been marketed and sold in the U.S. The Agreements also granted the Company responsibility for manufacturing, distribution, regulatory affairs, advertising, promotional activities, pricing and contracting for the Products. In connection with the Agreements, ownership of the new drug applications (“NDA’s”) for the Products was transferred to the Company and the Company assumed existing agreements relating to manufacturing and supply of the Products.

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The Agreements granted the Company control of the following components of a business, as defined by ASC 805, related to each of the Products (note, this list is not all-inclusive):

Glumetza

a.	Inputs

•	Exclusive licenses and rights to intellectual property – includes rights to drug technology patents, trademarks and domain name.

•	NDA – includes ownership of the NDA, investigational new drug application and related regulatory approvals.

•	Manufacturing and supply agreements – the Company was assigned existing supply and manufacturing agreements related to Glumetza.

•	Inventory – the Company purchased the existing inventories of Glumetza raw materials and finished goods.

b.	Processes

•

Manufacturing operational processes – includes the transfer of rights to pre-qualified manufacturing processes at specialized manufacturing and supply facilities through the assignment of the manufacturing and supply agreements noted above.

•

Regulatory affairs – includes the transfer to the Company of regulatory filings and other information relating to Glumetza for maintenance of the regulatory approval related to the NDA, as well as the responsibilities for all costs and other obligations related to ongoing regulatory requirements for Glumetza.

•	Commercial activities – includes advertising, promotion, distribution, pricing and contracting.

c.	Outputs

•	Commercial drug products and resulting revenue.

Fenoglide

a.	Inputs

•	Exclusive licenses and rights to intellectual property – includes rights to drug technology patents, trademark and domain name.

•	NDA – ownership of the NDA and regulatory approval.

•	Supply agreements – the Company was assigned the existing raw material and contract manufacturing agreements related to Fenoglide.

•	Inventory – the Company purchased the existing inventories of Fenoglide raw materials and finished goods.

b.	Processes

•

Manufacturing operational processes – includes the transfer of rights to pre-qualified manufacturing processes at specialized manufacturing and supply facilities through the assignment of the supply agreements noted above as well as rights to use specialized manufacturing equipment.

•

Regulatory affairs – grants the Company rights to regulatory filings and other information relating to Fenoglide for maintenance of the regulatory approval related to the NDA, as well as the responsibilities for all costs and other obligations related to ongoing regulatory requirements for Fenoglide.

October 11, 2012

•	Commercial activities – includes advertising, promotion, distribution, pricing and contracting.

c.	Outputs

•	Commercial drug products and resulting revenue.

Based on the above, the Company acquired inputs and processes applied to those inputs that have the ability to create outputs, which are the collective components of a business as defined by ASC 805, with respect to each of the Products. As such, the Agreements were determined to be business combinations under ASC 805.

Form 10-Q for the quarterly period ended June 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition

Product Sales, Net, page 16

2.	Please provide us proposed disclosure to be included in future periodic reports to describe why actual returns were higher than originally estimated for Cycloset in 2012. Please provide details from your analysis of product expiration dating and actual product returns history that support the increase in estimate of Cycloset product returns was not reasonably known until the second quarter of 2012.

Santarus’ Response:

The Company provides for an estimate of future product returns based upon historical product returns trends, analysis of product expiration dating and other factors discussed in its revenue recognition policy described below.

The Company launched Cycloset in November 2010 and provided for an estimate of Cycloset product returns based upon (1) its review of returns trends for similar products and (2) product returns history in relation to shelf life, among other qualitative factors. Based on the Company’s analysis, the Company provided for returns of Cycloset at a rate of 6% from the launch in November 2010 through December of 2011. The Company’s analysis of actual product returns through December of 2011 indicated results consistent with the Company’s expectations and no unusual returns trends. In the first quarter of 2012, the Company increased its reserve for product returns from 6% to 12% on certain shipments of Cycloset product from manufacturing lots approaching expiration. This increase in rate was based on the Company’s analysis of actual product returns trends in the first quarter of 2012. The Company’s analysis of Cycloset product returns indicated that returns for Cycloset product totaled approximately $0.7 million from the date of the Cycloset commercial launch in the fourth quarter of 2010 though the first quarter of 2012. The Company extended its analysis of actual Cycloset product returns through the filing of its Form 10-Q for the period ended March 31, 2012 and noted no returns activity that was inconsistent with its expectations.

October 11, 2012

In the second quarter of 2012, the Company increased its reserve for Cycloset product returns to 20% from 6% and 12% on certain shipments eligible for return in accordance with the Company’s returns policy. The increase in the Company’s estimated returns rate was based on the Company’s analysis of additional product returns history for the second quarter of 2012, which reflected higher than expected actual returns despite an increase in the total prescriptions for Cycloset during the same period. Actual returns of Cycloset product in the second quarter of 2012 totaled approximately $2.0 million. Contributing to the higher than expected actual product returns was the Company’s receipt of regulatory approval during the second quarter of 2012 for an improved process for the manufacturing of Cycloset product. The Company began shipping Cycloset product manufactured under the new process in the second quarter of 2012. As a result of the availability of this new product that has the standard 18 months shelf life from the date of manufacture, the Company experienced higher than expected product returns of short-dated Cycloset product in accordance with its returns policy in the second quarter of 2012. As the Company’s policy is to issue credit for returned product at current sales value, the increase in the Company’s allowance for product returns was also attributable to an increase in the sales price of Cycloset in the second quarter of 2012. For the six months ended June 30, 2012, the Company recorded an increase in its estimated allowance for Cycloset product returns associated with product sales in prior periods of approximately $1.8 million. Based on the factors described above, the increase in the estimated allowance for Cycloset product returns was not reasonably known until the second quarter of 2012.

In future quarterly filings, beginning with the Company’s Form 10-Q for the period ending September 30, 2012, the Company will provide additional disclosure describing why actual returns were higher than originally estimated for Cycloset in 2012 in its Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Revenue Recognition. Set forth below is an example of the proposed future disclosure as compared to disclosure from the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2012 (with additions shown in bold text).

Revenue Recognition

We recognize revenue when there is persuasive evidence that an arrangement exists, title has passed, the price is fixed or determinable, and collectability is reasonably assured.

Product Sales, Net. We sell our Glumetza, Cycloset, Fenoglide and Zegerid products primarily to pharmaceutical wholesale distributors. We are obligated to accept from customers products that are returned within six months of their expiration date or up to 12 months beyond their expiration date. The shelf life of our products from the date of manufacture is as follows: Glumetza (24 to 48 months); Cycloset (18 months); Fenoglide (24 to 36 months); and Zegerid (36 months). We authorize returns for expired or damaged products in accordance with our return goods policy and procedures. We issue credit to the customer for expired or damaged returned product. We rarely exchange product from inventory for returned product. At the time of sale, we record our estimates for product returns as a reduction to revenue at full sales value with a corresponding increase in the allowance for product returns liability. Actual returns are recorded as a reduction to the allowance for product returns liability at sales value with a corresponding decrease in accounts receivable for credit issued to the customer.

October 11, 2012

We recognize product sales net of estimated allowances for product returns, estimated rebates in connection with contracts relating to managed care, Medicare, patient coupons and voucher programs, and estimated chargebacks from distributors, wholesaler fees and prompt payment and other discounts. We establish allowances for estimated product returns, rebates and chargebacks based primarily on the following qualitative and quantitative factors:

•	the number of and specific contractual terms of agreements with customers;

•	estimated levels of inventory in the distribution channel;

•	estimated remaining shelf life of products;

•	analysis of prescription data gathered by a third-party prescription data provider;

•	direct communication with customers;

•	historical product returns, rebates and chargebacks;

•	anticipated introduction of competitive products or generics;

•	anticipated pricing strategy changes by us and/or our competitors; and

•	the impact of state and federal regulations.

In our analyses, we utilize prescription data purchased from a third-party data provider to develop estimates of historical inventory channel pull-through. We utilize a separate analysis which compares historical product shipments less returns to estimated historical prescriptions written. Based on that analysis, we develop an estimate of the quantity of product in the distribution channel which may be subject to various product return, rebate and chargeback exposures.

Our estimates of product returns, rebates and chargebacks require our most subjective and complex judgment due to the need to make estimates about matters that are inherently uncertain. If actual future payments for returns, rebates, chargebacks and other discounts vary from the estimates we made at the time of sale, our financial position, results of operations and cash flows would be impacted.

Our allowance for product returns was $17.5 million as of June 30, 2012 and $13.9 million as of December 31, 2011. We recognize product sales at the time title passes to our customers, and we provide for an estimate of future product returns at that time based upon historical product returns trends, analysis of product expiration dating and estimated inventory levels in the distribution channel, review of returns trends for similar products, if available, and the other factors discussed above. Due to the lengthy shelf life of our products and the terms of our returns policy, there may be a significant time lag between the date we determine the estimated allowance and when we receive the product return and issue credit to a customer. Therefore, the amount of returns processed against

October 11, 2012

the allowance in a particular year generally has no direct correlation to the product sales in the same year, and we may record adjustments to our estimated allowance over several periods, which can result in a net increase or a net decrease in our operating results in those periods.

We have been tracking our Zegerid product returns history by individual production batches from the time of our first commercial product launch of Zegerid powder for oral suspension 20 mg in late 2004, taking into consideration product expiration dating and estimated inventory levels in the distribution channel. We launched Cycloset in November 2010 and began distributing Fenoglide in December 2011. Under a commercialization agreement with Depomed, we began distributing and recording product sales for Glumetza in September 2011. We have provided for an estimate of product returns based upon a review of our product returns history and returns trends for similar products, taking into consideration the effect of a product’s shelf life on its returns history.

In the six months ended June 30, 2012, based upon our analysis of product expiration dating and actual product returns history through June 30, 2012, we increased our estimate for Cycloset product returns to reflect actual experience accordingly. The increase in our estimate for Cycloset product returns reflected higher than expected actual returns, as well as an increase in the sales price of Cycloset, during the second quarter of 2012. Contributing to the higher than expected actual product returns was our receipt of regulatory approval during the second quarter of 2012 for an improved process for the manufacturing of Cycloset product. We began shipping Cycloset product manufactured under the new process in the second quarter of 2012. As a result of the availability of this new product that has the standard 18 months shelf life from the date of manufacture, we experienced higher than expected product returns of short-dated Cycloset product in accordance with our returns policy in the second quarter of 2012. For the six months ended June 30, 2012, we recorded an increase in our estimated allowance for Cycloset product returns associated with product sales in prior periods of approximately $1.8 million. This change in estimate was based on our assessment of actual returns of Cycloset product during the six months ended June 30, 2012. Prior to 2012, we had not experienced significant returns activity.

Our allowance for rebates, chargebacks and other discounts was $14.8 million as of June 30, 2012 and $13.8 million as of December 31, 2011. These allowances reflect an estimate of our liability for rebates due to managed care organizations under specific contracts, rebates due to various organizations under Medicare contracts and regulations, chargebacks due to various organizations purchasing our products through federal contracts and/or group purchasing agreements, and other rebates and customer discounts due in connection with wholesaler fees and prompt payment and other discounts. We estimate our liability for rebates and chargebacks at each reporting period based on a combination of the qualitative and quantitative assumptions listed above. In

October 11, 2012

each reporting period, we evaluate our outstanding contracts and apply the contractual discounts to the invoiced price of wholesaler shipments recognized. Although the total invoiced price of shipments to wholesalers for the reporting period and the contractual terms are known during the reporting period, we project the ultimate disposition of the sale (e.g. future utilization rates of cash payors, managed care, Medicare or other contracted organizations). This estimate is based on historical trends adjusted for anticipated changes based on specific contractual terms of new agreements with customers, anticipated pricing strategy changes by us and/or our competitors and the other qualitative and quantitative factors described above. There may be a significant time lag between the date we determine the estimated allowance and when we make the contractual payment or issue credit to a customer. Due to this time lag, we record adjustments to our estimated allowance over several periods, which can result in a net increase or a net decrease in our operating results in those periods. For the six months ended June 30, 2012 actual results were not materially different from our estimates. For the six months ended June 30, 2011, we recorded a decrease in our estimated allowance for accrued rebates associated with product sales in prior periods of approximately $1.4 million due to decreased utilization under, as well as the termination of, certain of our managed care and other contracts associated with our Zegerid products. Our estimate for accrued rebates was impacted by reduced sales volumes resulting from Par’s commencement of its commercial sale of a generic version of Zegerid capsules prescription products and our decision to cease promotion of our Zegerid prescription products at that time. Absent this discrete event, actual results were not materially different from our estimates for the six months ended June 30, 2011.

In late June 2010, we began selling an authorized generic version of our prescription Zegerid capsules under a distribution and supply agreement with Prasco. Prasco has agreed to purchase all of its authorized generic product requirements from us and pays a specified invoice supply price for such products. We recognize revenue from shipments to Prasco at the invoice supply price and the related cost of product sales when title transfers, which is generally at the time of shipment. We are also entitled to receive a percentage of the gross margin on sales of the authorized generic products by Prasco, which we recognize as an addition to product sales, net when Prasco reports to us the gross margin from the ultimate sale of the products. Any adjustments to the gross margin related to Prasco’s estimated sales discounts and other deductions are recognized in the period Prasco reports the amounts to us.

Santarus acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 11, 2012

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Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5435. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Cheston J. Larson

Cheston J. Larson

LATHAM & WATKINS LLP

Enclosures

cc:	Gerald T. Proehl, Santarus, Inc.
Carey J. Fox, Esq., Santarus, Inc.
Patricia M. Klassen, Esq., Santarus, Inc.
Debra P. Crawford, Santarus, Inc.